Exhibit 99.1

Notice convening the annual general meeting of
Oatly Group AB (publ)

The shareholders of Oatly Group AB (publ) (“Oatly”) reg. no. 559081-1989, are hereby invited to the annual general meeting (the “AGM”) to be held at High Court, Malmöhusvägen 1, Malmö, at 14.00 (CEST) on Thursday 25 May 2023.

Pursuant to clause 10 of Oatly’s articles of association, the board of directors has resolved that shareholders may exercise their voting rights at the AGM by post. Shareholders may therefore choose to exercise their voting rights in person at the meeting, by proxy or through postal voting. The board of directors proposes that the AGM is broadcasted over web link. Please note that shareholders will not be able to vote or otherwise participate through the web link.

Those who wish to exercise their voting rights at the AGM must:

·
be recorded in the share register maintained by Euroclear Sweden AB (“Euroclear”) on 16 May 2023 (the “Record Date”), and
·
give notice to the company of their intention to attend the AGM according to the instructions under the heading “Notification of attendance in person or by proxy” or cast a postal vote according to the instructions under the heading “Instructions for postal voting” no later than on 19 May 2023.

Nominee-registered shares

Shareholders whose shares are nominee-registered through a bank or other authorized depositary, e.g. in a custody account, must – in addition to giving notice of their attendance – request that the shares be temporarily re-registered in their own name. Re-registration may be temporary (so-called voting rights registration) and requested from the nominee in advance in accordance with the nominee’s routines. Voting rights registration that the shareholder has requested and which has been issued by the nominee no later than 19 May 2023 will be accepted in the preparation of the share register.

Notification of attendance in person or by proxy

Shareholders who wish to attend the AGM in person or by proxy must notify the company of this no later than 19 May 2023 either:

·
in writing to Oatly Group AB, “Annual General Meeting”, c/o Euroclear Sweden AB, Box 191, 101 23 Stockholm, Sweden,
·
by phone: +46 8 402 91 33 during business days between 09:00-16:00 (CEST), or
·
at https://investors.oatly.com/corporate-governance/2023agm.

In the notification, provide your name or company name, personal or organization ID number, address, phone number and, if applicable, the number of persons attending with you (no more than two).

If attending by proxy or representative, a power of attorney, registration certificate or other authorization document should be sent to the company at the above address well in advance of the AGM and preferably by 19 May 2023. Power of attorney forms are available on the company’s website at https://investors.oatly.com/corporate-governance/2023agm.

Instructions for postal voting

A special form shall be used for postal voting. The postal voting form is available on Oatly’s website https://investors.oatly.com/corporate-governance/2023agm.

Completed and signed postal voting forms can be sent by post to Oatly Group AB, “Annual General Meeting”, c/o Euroclear Sweden AB, Box 191, 101 23 Stockholm, Sweden or by e-mail to GeneralMeetingService@euroclear.com. The completed form must be received by Euroclear no later than 19 May 2023. Shareholders who are natural persons may also, on or before 19 May 2023, cast a postal vote electronically via verification with Swedish BankID on Euroclear’s website https://anmalan.vpc.se/euroclearproxy?sprak=1.

The shareholder may not give instructions other than to mark one of the alternative answers in the form. If the shareholder has included special instructions or conditions in the form, or changed or made amendments to the pre-printed text, the postal vote will be considered invalid. Further instructions and conditions can be found in the postal voting form and at https://anmalan.vpc.se/EuroclearProxy.

If a shareholder casts a postal vote by proxy, a written and dated power of attorney signed by the shareholder shall be enclosed with the postal voting form. Power of attorney forms are available on Oatly’s website at https://investors.oatly.com/corporate-governance/2023agm. If the shareholder is a legal entity, a registration certificate or other authorization document must be enclosed with the form.

Those who wish to withdraw a postal vote and instead cast their vote by participating in the AGM in person or by proxy must notify the AGM’s secretariat before the meeting is opened.

Proposed agenda

1.
Opening of the meeting
2.
Election of the chairperson of the AGM
3.
Preparation and approval of the voting list
4.
Approval of the agenda
5.
Election of one or two persons to verify the minutes
6.
Determination as to whether the AGM has been duly convened
7.
Submission of the annual report and auditor’s report and the consolidated annual report and auditor’s report for the group
8.
Resolution regarding adoption of the income statement and balance sheet and the consolidated income statement and consolidated balance sheet for the financial year 2022
9.
Resolution regarding the allocation of the company’s profit or loss in accordance with the adopted balance sheet
10.
Resolution regarding discharge from liability of the members of the board of directors and the CEO
11.
Determination of the number of members of the board of directors
12.
Election of new director
13.
Determination of the remuneration to the members of the board of directors
14.
Determination of the fees payable to the auditor
15.
Election of auditor
16.
Resolution regarding (a) amendment of the LTIP 2021-2026 incentive program and (b) approval of transfer of treasury warrants issued in connection with the LTIP 2021-2026 incentive program

17.
Resolution regarding (a) amendment of resolution on issue of share awards to certain members of the board of directors of Oatly Group AB (publ) and (b) approval of transfer of treasury warrants issued in connection with the share award program
18.
Resolution on authorization for the board of directors to resolve on new issue of shares and/or warrants and/or convertible bonds
19.
Closing of the meeting

Proposals for decision etc.

Item 2 – Election of the chairperson of the AGM

The nominating and corporate governance committee (the “Nomination Committee”), composed of the chairperson of the committee Steven Chu, Hannah Jones and Tim Zhang, proposes that Johan Thiman (attorney), or anyone he appoints in his stead, is elected chairperson of the AGM.

Item 3 – Preparation and approval of the voting list

It is proposed that the voting list is the voting list established by Euroclear, based on the AGM share register, shareholders notified and present at the AGM and received postal votes.

Item 5 – Election of one or two persons to verify the minutes

The board of directors proposes Timothy Sjövall (White & Case) to verify the minutes of the meeting. The assignment to verify the minutes also include verifying the voting list and that the received postal votes are correctly reflected in the minutes of the meeting.

Item 9 – Resolution regarding the allocation of the company’s profit or loss in accordance with the adopted balance sheet

The board of directors proposes that no dividend is distributed for the financial year 2022 and that the company’s profit for the financial year 2022 is carried forward.

Item 10 – Resolution regarding discharge from liability of the members of the board of directors and the CEO

The auditor approves that the AGM grants the members of the board of directors and the CEO discharge from liability for the financial year 2022.

Item 11 – Determination of the number of members of the board of directors

It is proposed, in accordance with the Nomination Committee’s recommendation, that the number of members of the board of directors elected by the general meeting or in accordance with Oatly’s articles of association shall be twelve (12).

Item 12 – Election of new director

The Nomination Committee will come back prior to the AGM with a proposal concerning an additional member of the board of directors. The proposal will be published on Oatly’s website at https://investors.oatly.com/corporate-governance/2023agm and will also be available at the AGM.

Item 13 – Determination of the remuneration to the members of the board of directors

It is proposed, in accordance with the remuneration committee’s recommendation, that the fee to each member of the board of directors, who is not employed by the company or any of its subsidiaries, shall be USD 60,000. It is proposed that the fee for the chairperson of the audit committee shall be USD 22,500, while the fee for an ordinary member of the audit committee shall be USD 10,000. It is proposed that the fee for the chairperson of the remuneration committee shall be USD 22,500, while the fee for an ordinary member of the remuneration committee shall be USD 10,000. It is proposed that the fee for the chairperson of the Nomination Committee shall be USD 22,500, while the fee for an ordinary member of the Nomination Committee shall be USD 10,000. It is proposed that the fee for each ordinary employee representative shall be SEK 24,000.

Item 14 – Determination of the fees payable to the auditor

It is proposed, in accordance with the audit committee’s recommendation, that the auditor fees be paid in accordance with approved invoices.

Item 15 – Election of auditor

It is proposed, in accordance with the audit committee’s recommendation, that the registered auditing company Ernst & Young Aktiebolag is re-elected as auditor for the period until the close of the AGM for the financial year 2023. Ernst & Young Aktiebolag has informed the audit committee that the authorized auditor Erik Sandström intends to continue as the main responsible auditor if Ernst & Young Aktiebolag is re-elected as auditor.

Item 16 – Resolution regarding (a) amendment of the LTIP 2021-2026 incentive program and (b) approval of transfer of treasury warrants issued in connection with the LTIP 2021-2026 incentive program

Background and reason

Oatly Group AB (publ) (the “Company” or “Oatly”) has in 2021 adopted an incentive award plan (the “Oatly Incentive Plan”) under which the Company may, subject to approval by the shareholders at a general meeting, issue different types of awards, including stock options, restricted stock units (“RSU”) and other incentive awards.

Pursuant to the Oatly Incentive Plan, an extraordinary general meeting held on 6 May 2021 resolved to implement a long-term group-wide incentive program for members of the group management, key employees and other employees in the Company and within the Oatly group, as well as consultants who work full-time for the Oatly group and over a longer period (“LTIP 2021–2026”). LTIP 2021-2026 currently comprises a total maximum of 28,936,359 RSUs and 39,170,223 stock options, of which a total of 9,069,498 RSUs and 15,443,383 stock options granted to participants are outstanding or have vested as of the date of this proposal.

In connection with the implementation of LTIP 2021–2026, the Company issued a total of 68,106,582 warrants (Sw. teckningsoptioner) for purposes of securing delivery of shares, warrants or American depository shares in the Company (“ADS”) upon exercise of RSUs and stock options granted in LTIP 2021–2026. Based on the number of RSUs and stock options outstanding or vested as of the date of this resolution proposal, 43,593,701 of the warrants issued in connection with the implementation of LTIP 2021–2026 remain to be used for hedging purposes. In addition, the Company may, pursuant to the Oatly Incentive Plan, also apply any warrants that become available if any award granted under the Oatly Incentive Plan expires, lapses or is terminated. Such warrants that are or may become available as hedging instruments for future grants under the Oatly Incentive Plan are in this resolution referred to as “Treasury Warrants”.

The board of directors of Oatly now proposes that the general meeting resolves on an amendment of LTIP 2021–2026 entailing certain changes to allocation principles and certain terms and conditions relating to vesting of stock options and RSUs granted under LTIP 2021–2026. The proposed changes in allocation principles aim to enable grants to a greater number of participants and to achieve appropriate and proportional annual allocations over the duration of LTIP 2021-2026 by establishing allocation limits calculated on an annual basis. The proposed changes in vesting terms and conditions aim to reduce administration and costs, as well as to facilitate grants in connection with new hires, by aligning the vesting schedule with the annual vesting period generally applied by Oatly.

The proposal on an amendment of LTIP 2021–2026 has been put forward as the remuneration committee and the board of directors determines that such amendment is of importance and in the best interests of Oatly and its shareholders for purposes of enabling the Company to attract and retain critical talent for current and future members of the executive management team, top key personnel, selected senior key personnel, selected mid-level personnel and other personnel.

In view of the above, the board of directors proposes that the general meeting resolves on an amendment of LTIP 2021–2026 and on approval of transfer of Treasury Warrants in accordance with items (a) and (b) below. The resolutions under items (a) and (b) are proposed to be conditional upon each other and for that reason it is proposed that both resolutions are passed as one resolution.

The terms and conditions of this resolution to amend LTIP 2021–2026 shall replace the terms and conditions of the resolution approved by the extraordinary general meeting held 6 May 2021 and shall apply to grants made after the date of this resolution. In the event this resolution is not passed, the current terms and conditions of LTIP 2021–2026 will remain in force in accordance with the resolution passed by the extraordinary general meeting held on 6 May 2021.

Item 16(a) – Proposal on amendment of LTIP 2021-2026

The board of directors proposes that the general meeting resolves to amend LTIP 2021–2026. LTIP 2021–2026 was implemented, and is amended, under and pursuant to the Oatly Incentive Plan. Please refer to the section Terms and conditions of the Oatly Incentive Plan below.

Following the amendment, LTIP 2021–2026 is proposed to include grants of stock options and RSUs (together, “Awards”) to current and future members of the executive management team, top key personnel, selected senior key personnel, selected mid-level personnel and other personnel. In addition to the 9,069,498 RSUs and 15,443,383 stock options outstanding or vested under LTIP 2021–2026 as of the date of this resolution proposal, 43,593,701 Awards may be granted under LTIP 2021–2026, in accordance with the terms and conditions of the Oatly Incentive Plan and the principal terms and conditions set out below. If, pursuant to the Oatly Incentive Plan, the number of Treasury Warrants should exceed the total number of Awards contemplated by this resolution proposal, the number of, respectively, stock options and RSUs shall be increased in proportion with the number originally contemplated by this resolution proposal in accordance with the principles set out in the section Allocation principles, etc. below.

LTIP 2021–2026 – Stock Options (with Treasury Warrants as a hedging arrangement)

Each stock option entitles the holder to acquire either one (1) share in the Company, one (1) Treasury Warrant or one (1) ADS in accordance with the following terms and conditions:

(i)
Stock options may be granted without consideration no later than 31 December 2026.
(ii)
Stock options may be granted to the chief executive officer, members of the executive management team and top key personnel, and selected senior key personnel, as set out below under the section Allocation principles, etc.
(iii)
Each stock option entitles the holder to acquire, as determined by the board of directors, either (a) one (1) share in the Company; (b) one (1) Treasury Warrant; or (c) one (1) ADS, each at an exercise price equal to 100 per cent of the fair market value of the relevant instrument, as determined in accordance with the Oatly Incentive Plan.
(iv)
The stock options will be subject to time-based vesting requirements. The stock options will vest and become exercisable in equal instalments on each of the first three (3) annual vesting dates falling after the grant date. The first annual vesting date shall not fall earlier than six (6) months following the date of grant, and the second and third annual vesting dates shall fall no earlier than the first and second anniversary of the first annual vesting date. Vesting is conditional upon the participant remaining employed or engaged by the Oatly group at the applicable vesting date. If the participant has ceased to be employed or engaged by the Oatly group due to the group’s termination without Cause or due to death, Disability or Qualifying Retirement (as such terms are defined in the Oatly Incentive Plan), any unvested stock options may become immediately vested and exercisable.
(v)
The stock options may not be transferred or pledged.
(vi)
Upon vesting, stock options will remain exercisable for a period of up to five (5) years (and in no event will be exercisable for longer than ten (10) years from the grant date), provided that the holder does not cease to be employed or engaged by the Oatly group (in which case the stock options will be exercisable for a maximum period of one (1) year from the date the holder ceased to be employed or engaged by the group).
(vii)
The terms and conditions for the stock options granted under LTIP 2021–2026 may differ between countries due to differences in local legislation, however the terms and conditions may not be more favourable for participants than the terms and conditions of this resolution proposal.

LTIP 2021–2026 – RSUs (with Treasury Warrants as a hedging arrangement)

The Company may grant participants RSUs, each giving the holder a right, subject to certain vesting conditions being met, to receive, as determined by the board of directors, either (i) one (1) share in the Company; (ii) one (1) Treasury Warrant; or (iii) one (1) ADS, in each case free of charge or to an exercise price equal to the quota value of the Company’s share at the time of exercise of the RSU. The following terms and conditions shall apply to the RSUs:

(i)
RSUs may be granted without consideration no later than 31 December 2026.
(ii)
RSUs may be granted to the chief executive officer, members of the executive management team and top key personnel, selected senior key personnel, selected mid-level personnel and other personnel, as set out below under the section Allocation principles, etc.
(iii)
The RSUs granted will be subject to time-based vesting requirements. The RSUs will vest and become exercisable in equal instalments on each of the first three (3) annual vesting dates falling after the grant date. The first annual vesting date shall not fall earlier than six (6) months following the date of grant, and the second and third annual vesting date shall fall no earlier than the first and second anniversary of the first annual vesting date. Vesting is conditional upon the participant remaining employed or engaged by the Oatly group at the applicable vesting date. If the participant has ceased to be employed or engaged by the Oatly group due to the group’s termination without Cause or due to death, Disability or Qualifying Retirement (as such terms are defined in the Oatly Incentive Plan), any unvested stock options may become immediately vested and exercisable.
(iv)
The RSUs may not be transferred or pledged.
(v)
The terms and conditions for the RSUs granted under LTIP 2021–2026 may differ between countries due to differences in local legislation, however the terms and conditions may not be more favourable for participants than the terms and conditions of this resolution proposal.

Recalculation due to share split, reverse share split, etc.

The exercise price and the number of shares that each stock option or RSU entitles to subscription for will be adjusted in the event of a share split, reverse split, etc. pursuant to the terms of the Oatly Incentive Plan.

Allocation principles, etc.

General

The participants’ right to be granted stock options and RSUs following the general meetings’ resolution have been differentiated with reference to position, responsibility and working performance in the Oatly group. The participants have for this reason been divided into the below five (5) categories, which may each comprise current and future employees or long-term consultants of the Oatly group.

The right to be granted stock options or RSUs out of LTIP 2021–2026 shall be reserved for participants in Categories A, B, C, D and E. Stock options and RSUs may be granted on one (1) or more occasions during each financial year, but grants may not be made to a greater number of participants per Category and financial year than the maximum number set out below:

▪
Category A: CEO (not more than one (1) participant per financial year)
▪
Category B: Other members of the executive management team and top key personnel (not more than 25 participants per financial year)
▪
Category C: Selected senior key personnel (not more than 975 participants per financial year)
▪
Category D: Selected mid-level key personnel (not more than 999 participants per financial year)
▪
Category E: Other personnel (not more than 2,000 participants per financial year)

The below allocation principles shall apply to the grant of stock options and RSUs within, respectively, Categories A, B, C, D and E. The maximum numbers listed below shall apply for each financial year irrespective of whether grants are made on one or more occasions and the board of directors shall not be prevented from allocating less Awards than the maximum numbers set out in the tables below. The board of directors intend to apply the allocation principles with an aim to achieve an appropriate allocation size on an annual basis. The size of annual allocations may vary depending on, among other things, individual seniority, total compensation mix, personnel changes and fluctuations in the market price of the Company’s ADSs. Further, the total number of Awards granted may never exceed the number of Treasury Warrants available to secure the settlement of Awards. Thus, the number of Awards available to be granted during individual years for the duration of LTIP 2021–2026 may vary depending on the outcome of such factors. The development of such factors may entail that the number of Treasury Warrants available for grants during later years of LTIP 2021–2026 are insufficient to achieve a proportional annual allocation.

Maximum allocation per participant and year within each Category

The below table outlines the maximum number of each type of Awards that may be allocated per participant and year within each Category. The column All Awards indicates the total maximum number of Awards that may be allocated to any participant within each Category per year, irrespective of how the number is distributed among the types of Awards.

	Stock options Maximum number per participant and year	RSUs Maximum number per participant and year	All Awards Total maximum number of Awards per participant and year
Category A:	1,687,500	675,000	2,362,500
Category B:	1,376,570	346,618	1,723,188
Category C:	612,500	118,750	731,250
Category D:	N/A	5,000	5,000
Category E:	N/A	2,500	2,500

Maximum allocation within each Category

The below table outlines the total maximum number of each type of Award that may be allocated within each Category per year. The column All Awards indicates the total maximum number of Awards that may be allocated within each Category and year, irrespective of how the number is distributed among the types of Awards.

	Stock options Maximum number within the Category per year	RSUs Maximum number within the Category per year	All Awards Total maximum number of Awards per Category and year
Category A:	1,687,500	675,000	2,362,500
Category B:	5,793,501	3,930,098	9,723,599
Category C:	3,100,625	4,266,259	7,366,884
Category D:	N/A	2,747,250	2,747,250
Category E:	N/A	3,000,000	3,000,000

Adjustments for additional available Treasury Warrants

The numbers of Awards available to be granted within each Category per year are based on the total of approximately 43.6 million Treasury Warrants available as hedging instruments for future grants as of the date of this resolution proposal, and the number of years remaining of LTIP 2021–2026. If additional Treasury Warrants become available for grants, inter alia due to the expiration, lapsing or termination of grants made prior to or following this resolution proposal, or due to the maximum number of Awards not having been allocated during any year, such additional available Treasury Warrants shall be applied to increase the number of stock options and RSUs available to be granted during the remaining years of LTIP 2021–2026 in accordance with the following principles:

(a)
The number of additional Treasury Warrants having become available as hedging instruments during the previous year shall be divided by the number of years remaining up to and including 2026, and the quotient shall then increase the maximum number of stock options and RSUs available to be granted in Categories A, B, C, D and E in proportion to the maximum number of Awards in each Category as stated in the table above.

(b)
The maximum number of participants per year in each Category and the maximum number of Awards per participant in each category may not be exceeded.

Non-allocated Awards

In the event all stock options or RSUs within Categories A, B, C, D and E are not granted, such non-granted stock options and RSUs may be offered to participants in another category with less stock options and/or RSUs available for allotment during the relevant financial year. The maximum number of stock options and/or RSUs per participant within each category as set out above may however not be exceeded for any individual.

Settlement

The board of directors shall be entitled to decide that participants may, instead of delivery of Treasury Warrants, ADSs or shares in the Company, be offered cash settlement upon exercise of stock options or RSUs granted under LTIP 2021–2026 in accordance with the provisions of the Oatly Incentive Plan.

Item 16(b) – Proposal on approval of transfer of Treasury Warrants

Oatly retains, and will in the future retain, the Treasury Warrants (43,593,701 Treasury Warrants are retained as of the date of this resolution proposal). Each Treasury Warrant gives a right to subscribe for one (1) share in the Company at a price equal to the quota value of the Company’s share (currently SEK 0.0015) before or on 31 December 2040.

The board of directors proposes that the general meeting approves that transfers of Treasury Warrants, shares or ADSs resulting from the exercise of the Treasury Warrants (jointly the “Treasury Instruments”) may occur on the following terms and conditions:

(i)
The right to acquire Treasury Instruments shall be granted to participants covered by the terms and conditions of LTIP 2021–2026 (as amended). Transfers may be made against no consideration, against consideration corresponding to the quota value of shares in the Company or against consideration in another amount, in each case pursuant to the terms of Awards granted under LTIP 2021–2026.
(ii)
Treasury Instruments may be transferred to third parties engaged or established for settlement of exercises of Awards within LTIP 2021–2026 and ancillary services, or otherwise sold or disposed of, for purposes of securing delivery of shares or ADSs or otherwise settling exercises of Awards under LTIP 2021–2026. Treasury Instruments may be transferred to and by such third parties against no consideration, against consideration corresponding to the quota value of shares in the Company or against consideration in another amount.
(iii)
Treasury Instruments may be transferred during such periods as may be necessary or appropriate for purposes of securing delivery of shares or ADSs or otherwise settling exercises of Awards under LTIP 2021–2026.
(iv)
The number of ADSs in the Company that may be transferred under LTIP 2021–2026 may be subject to recalculation in the event of a split, reverse split, etc. pursuant to the terms of the Oatly Incentive Plan.

For the avoidance of doubt, the approval of transfers of Treasury Instruments under this Item 16(b) shall not be deemed to limit, restrict or prevent any assignment, transfer or other disposal of warrants in the Company approved by the extraordinary general meeting held on 6 May 2021 with respect to grants of RSUs or stock options made prior to the approval of this resolution proposal, and transfer of such warrants may also occur on the terms and conditions of this Item 16(b).

Item 17 – Resolution regarding (a) amendment of resolution on issue of share awards to certain members of the board of directors of Oatly Group AB (publ) and (b) approval of transfer of treasury warrants issued in connection with the share award program

Background and reason

Oatly Group AB (publ) (the “Company” or “Oatly”) has in 2021 adopted an incentive award plan (the “Oatly Incentive Plan”) under which the Company may, subject to approval by the shareholders at a general meeting, issue different types of awards, including stock options, restricted stock units and other incentive awards.

Pursuant to the Oatly Incentive Plan, an extraordinary general meeting held on 6 May 2021 resolved to implement an incentive program for members of the board of directors who are not employed by the Oatly group, or by Verlinvest, China Resources, Blackstone or Östersjöstiftelsen, under the Oatly Incentive Plan (the “Board LTIP”).

In order to secure delivery of shares under the Board LTIP, the general meeting resolved on issue and approval of transfer of 1,389,933 warrants of series 2021-B, each exercisable into one share in the Company.

Equity-based awards are a central part of an attractive and competitive remuneration package in order to attract, retain and motivate internationally competent members of the board of directors, and to focus the participants on delivering exceptional performance which contributes to value creation for all shareholders. Granting equity-based awards to certain members of the board of directors will increase and strengthen the participants’ dedication to Oatly’s operations, improve company loyalty and be beneficial to both the shareholders and Oatly.

In the light of the above, the Remuneration Committee has identified a need to adjust the allocation principles set forth in the Board LTIP in order to achieve a competitive allocation of share awards (“Share Awards”) under the Board LTIP. In order to achieve competitive individual allocations based on the current market value of the Company’s ADS, the maximum number of Share Awards that may be granted to each participant is proposed to be increased from 10,800 to 35,000 Share Awards annually. However, the limitation on the total value of Share Awards that may be granted to each participant will remain unchanged at USD 140,000 annually.

It is therefore proposed that the general meeting resolves to approve an amendment of the Board LTIP and the transfer of warrants of series 2021-B in accordance with items (a) and (b) below. The resolutions under items (a) and (b) are proposed to be conditional upon each other and for that reason it is proposed that both resolutions are passed as one resolution.

The terms and conditions of this resolution to amend the Board LTIP shall replace the terms and conditions of the resolution approved by the extraordinary general meeting held 6 May 2021 and shall apply to awards made after the date of this resolution. In the event this resolution is not passed, the current terms and conditions of LTIP 2021–2026 will remain in force in accordance with the resolution passed by the extraordinary general meeting held on 6 May 2021.

Item 17(a) – Proposal on amendment of the Board LTIP

It is proposed that the general meeting resolves to amend the Board LTIP. The Board LTIP was implemented, and is amended, under and pursuant to the Oatly Incentive Plan. Please refer to the section Terms and conditions of the Oatly Incentive Plan below.

In addition to the 76,140 Share Awards granted to members of the board of directors under the Board LTIP which have vested or remain outstanding as of the date of this resolution proposal, 1,313,793 Share Awards remain to be granted following the amendment proposed under this resolution proposal.

Below is a description of the main terms and conditions for the Share Awards following the amendment pursuant to this resolution proposal.

▪
The Share Awards shall be granted to members of the board of directors who are not employed by the Oatly group, or by Verlinvest, China Resources, Blackstone or Östersjöstiftelsen.
▪
Each participant may each year be granted a number of Share Awards equivalent to USD 140,000, as determined by the closing price of the Company’s ADS on Nasdaq Global Select Market on the last trading day immediately preceding the date of grant of the Share Award, provided however that in no event shall a participant be awarded more than 35,000 Share Awards per year, and the total number of Share Awards awarded to all participants, excluding Share Awards that have lapsed, been terminated or forfeited, shall in no event exceed 1,389,933.
▪
The Share Awards shall be granted free of charge to the participants no later than 31 December 2026.
▪
The Share Awards shall vest on the date of the next annual general meeting after the date of grant, provided that the participant is still a board member of Oatly on such date.
▪
Each vested Share Award entitles the holder to receive one share, warrant of series 2021-B or ADS in the Company without any compensation being payable (or at a price equal to the quota value of the Company’s shares), provided that the holder is still a board member of Oatly at the relevant time of vesting.
▪
The Share Awards may not be transferred or pledged.
▪
The number of shares, warrants of series 2021-B or ADSs in the Company that each Share Award entitles to subscription for will be adjusted in the event of a split, reverse split, etc. in accordance with customary re-calculation terms.

Item 17(b) – Proposal transfer of warrants of series 2021-B

In order to fulfill the commitments arising from the Share Awards, it is proposed that the general meeting authorizes that the Company may assign the warrants of series 2021-B to a third party, or in another way dispose of the warrants of series 2021-B, in accordance with the above.

Item 18 – Resolution on authorization for the board of directors to resolve on new issue of shares and/or warrants and/or convertible bonds

The board of directors proposes that the AGM resolves to authorize the board of directors, on one or more occasions during the period until the next AGM, to resolve on new issue of shares and/or warrants and/or convertible bonds. Such issues should not entail an increase in the company’s registered share capital or the number of shares in the company by more than a total of 20 percent, based on the company’s registered share capital or number of shares before utilizing the authorization. The new issue of shares and/or warrants and/or convertible bonds may be performed with or without deviation from the shareholders’ preferential rights. The board of directors’ resolution may provide for payment in kind, payment against set-off and/or other terms.

The purpose of the authorization is to increase Oatly’s financial flexibility. If the board of directors resolves on an issue with deviation from the shareholders’ preferential rights, the reason shall be to provide the company with new capital and/or new shareholders of strategic importance for the company. The reason may also be to deliver shares in accordance with the terms and conditions announced in connection with an earlier issue of convertible bonds. When deviating from the shareholders’ preferential rights, the basis for the subscription price shall be on market terms.

Majority requirements

Approval of the proposals according to item 16 and 17 requires that the AGM’s resolutions are supported by shareholders representing at least nine tenths of the votes cast and shares represented at the AGM. Approval of the board of directors’ proposal according to item 18 requires that the AGM’s resolution is supported by shareholders representing at least two thirds of the votes cast and shares represented at the AGM.

Documents

Documents that shall be made available prior to the general meeting pursuant to the Swedish Companies Act will be made available at Oatly, Ångfärjekajen 8, Malmö, and on Oatly’s website at https://investors.oatly.com/corporate-governance/2023agm no later than from and including 4 May 2023. The documents will be sent to shareholders who so request and provide their postal address.

Shareholders’ right to receive information

The board of directors and the CEO shall, if any shareholder so requests and the board of directors believes that it can be done without material harm to Oatly, provide information regarding circumstances that may affect the assessment of an item on the agenda and Oatly’s relation to other companies within the Group.

Processing of personal data

For information on how your personal data is processed, see https://www.euroclear.com/dam/ESw/Legal/Privacy-notice-bolagsstammor-engelska.pdf.

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Malmö, April 2023

Oatly Group AB (publ)

Board of directors